EXHIBIT 99.2

DEVELOPMENT AGREEMENT

THIS AGREEMENT MADE as of the 1 day of                                                                                     June                      , 2012.

B E T W E E N :

ELECTRIC TRACTOR CORP., a corporation incorporated under the laws of the Province of Ontario and having its head office at 59 Hunter Road, RR #3, Niagara-on-the-Lake, ON, L0S 1J0, Canada,

(hereinafter called “Customer”)

OF THE FIRST PART;

- and -

CLEARPATH ROBOTICS INC., a corporation incorporated under the laws of the Province of Ontario, and having its head office at 148 Manitou Dr., Suite 101B, Kitchener, Ontario, N2C 1L3, Canada,

(hereinafter called “Developer”)

OF THE SECOND PART.

(A)	WHEREAS Developer designs, manufactures, markets and sells robotic and digital control technology and products and components manufactured using such technology throughout the world;

(B)	AND WHEREAS Customer designs, manufactures, markets and sells the Electric OX series of small electric utility tractors (the “Products”) throughout the world;

(C)
AND WHEREAS Customer wishes to engage Developer, and Developer wishes to become so engaged, to research, design and/or fabricate prototype supply a custom electric vehicle controller (the “Component”) for Customer to incorporate into Products manufactured and sold by Customer;

NOW THEREFORE in consideration of the premises and mutual covenants herein contained and the sum of Two Dollars ($2.00) paid by each party to the other, the receipt and sufficiency whereof is hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS

1.1	In this Agreement,

(a)	“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (Ontario);

(b)	“Agreement” means this Agreement, including all schedules to this Agreement and any amendment made to this Agreement;

(c)	“Business Day” means a day other than a Saturday, Sunday or holiday;

(d)	“Component” has the meaning ascribed thereto in Recital (C);

(e)	“Confidential” has the meaning ascribed thereto in Section 8.1;

(f)	“Developer’s IP” has the meaning ascribed thereto in Section 9.1;

(g)	“Effective Date” means the date of this Agreement;

(h)	“Event of Force Majeure” has the meaning ascribed thereto in Section 10;

(i)	“Party” means a party to this Agreement;

(j)
“Person” means an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a limited partnership, a trust, an unincorporated organization, a joint venture, a joint stock company and any governmental authority.

(k)	“Product” has the meaning ascribed thereto in Recital (B);

(l)	“Project IP” has the meaning ascribed thereto in Section 9.2;

(m)	“Specifications” has the meaning ascribed thereto in Section 2.1;

1.2	Unless specified otherwise, reference to a statute includes any regulations under such statute and refers to that statute and such regulations as they may be amended or to any successor legislation.

1.3
The division into articles, sections, paragraphs and schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular portion of it. References to an Article, Section, Paragraph or Schedule refer to the applicable article, section, paragraph or schedule of this Agreement.

1.4
Words in the singular include the plural and vice versa, words in one gender include all genders, and the words “including”, “include” and “includes” mean “including (or include or includes) without limitation”.

1.5	This Agreement is the joint product of the Parties, has been subject to mutual consultation, negotiation and agreement and will not be construed for or against any Party.

1.6	The following Schedules are an integral part of this Agreement:

Schedule “A”                                Development Plan, Specifications and Deliverables
Schedule “B”                                Development Costs and Contractual Payments

2. ENGAGEMENT

2.1
Customer hereby engages Developer effective as of the Effective Date to develop an electric vehicle controller (the “Component”) in accordance with the development milestones set forth in Schedule “A”.  Developer acknowledges that the Component to be developed for the Customer shall be subject to acceptance testing to verify material compliance with the specifications set forth in Schedule “A” (the “Specifications”).

3. PAYMENT

3.1
Customer shall pay developer the amounts set forth on Schedule “B” for the development and delivery of a Component which meets the Specifications.  Payments shall be made at the times set forth on Schedule “B”.

4. PERFORMANCE TESTING

4.1	Developer shall notify Customer not less than two Business Days before the date on which Developer is ready to submit the Component for performance testing.

4.2	Customer shall conduct performance testing within ten (10) Business Days of receiving the Component, and Developer shall be entitled to be present at such performance testing.

4.3	If the Component performs in accordance with the Specifications, Customer shall forthwith notify Developer in writing to that effect.

4.4
If the Component fails to perform in accordance with the Specifications, Customer shall forthwith notify Developer in writing to that effect, and if Developer was not present at the performance test where the Component failed to perform in accordance with the Specifications, Customer shall invite Developer to attend a further performance test to demonstrate the failure mode(s).  Thereafter, Developer shall forthwith undertake corrective action and submit a Component for fresh performance testing as soon as reasonably practicable, but in no event later than ten (10) Business Days after attending at a failed performance test.

4.5
If Developer is unable to submit a Component which performs in accordance with the Specifications after three performance tests at which Developer is present, Customer shall be at liberty to terminate this Agreement.  Under such circumstances, Customer shall not be obligated to pay any further monies to Developer and Developer shall not be obligated to return any monies previously paid by Customer.

5. WARRANTY

5.1
Except as specifically set out in Section 5.1, Developer does not make and hereby disclaims any and all other warranties of any kind whatsoever, whether express or implied, whether arising from the law, usage of trade or custom, including, without limitation, any implied warranty of merchantability or fitness for a particular purpose.

5.2
Customer acknowledges that it has not received, and hereby waives, any condition, representation, warranty or guarantee, express or implied, statutory or otherwise except as specifically set forth in Section 5.1.

5.3
Given the nature of the development work, it is agreed that the sole consequences of, and the Parties’ sole remedies with respect to, failure to deliver a Component which meets the Specifications in a timely manner or at all shall be as set forth in Section 4.5.

6. CONSEQUENTIAL DAMAGES

6.1
In no event will either party be liable to the other party for incidental, punitive, exemplary, aggravated, indirect, special or consequential damages (including, but not limited to, lost business revenue, lost profits, failure to realize expected savings or loss of business opportunity) even if that party has been advised of the possibility of such damages.  These limitations will apply to all causes of action and regardless of the form of action (including breach of contract, strict liability, tort including negligence or any other legal or equitable theory).

7. PACKAGING AND SHIPMENT

7.1	All Components shall be prepared and packaged for shipment in a manner which is adequate to ensure safe arrival.

8. CONFIDENTIALITY AND PUBLICITY

8.1
During the Term, either Party may have or may be provided access to the other’s confidential information, materials and manufacturing processes related to Components and Products.  Provided such are marked in a manner reasonably intended to make the recipient aware, or the recipient is sent written notice within forty-eight (48) hours of disclosure, that the information or materials are “Confidential”, each Party will maintain such information in accordance with the terms of this Agreement or any applicable separate non-disclosure agreement between Developer and Customer.  In the absence of a written agreement, at a minimum each Party shall maintain such information in confidence and limit disclosure on a need to know basis, take all reasonable precautions to prevent unauthorized disclosure, and treat such information at least as carefully as it treats its own information of a similar nature, until the information becomes publicly available through no fault of the non-disclosing party.  Customer’s employees who access Developer’ facilities may be required to sign a separate non-disclosure agreement prior to admittance to Developer’ facilities.

8.2	In no event shall any particular information of a disclosing party be considered Confidential information of the disclosing party if such information:

(a)	was in the receiving party’s possession prior to the disclosure as demonstrated by written, dated documentation in the possession of the receiving party;

(b)	was in the public domain at the time of the disclosure or subsequently enters into the public domain through no act of the receiving party; or

(c)	comes into the receiving party’s possession from a lawful source without any restrictions on its disclosure or use by the receiving party; or

(d)
is disclosed pursuant to any requirements of law or pursuant to any legal or investigative proceeding before any court or governmental or regulatory authority, agency or commission so long as the party compelled to make the disclosure provides prior written notice to the disclosing party and reasonably co-operates with the disclosing party to obtain a protective order or other similar determination with respect to such Confidential information and then only to the extent required to be disclosed pursuant to such law or proceeding; or

(e)	has been independently developed by the disclosing party without use directly or indirectly of the Confidential information.

9. TERMINATION

9.1	This Agreement may terminate at any time upon the mutual written agreement of the Parties.

9.2	Either Party may by written notice to the other Party immediately terminate this Agreement in the event that:

(a)	the other Party

(i)	discontinues its business operation; or

(ii)	makes an assignment for the benefit of its creditors;

(iii)	becomes bankrupt or insolvent;

or

(b)	the other Party fails to make timely payment of any amount payable by it under this Agreement which is not cured within five (5) Business Days after receipt of written notice; or

(c)
the other Party breaches any material obligation of this Agreement other than failure to make timely payment as referred to in (b) above and fails to cure or take reasonable steps towards curing such breach within forty-five (45) days after having received written notice of such breach from the non-breaching Party (the “Notice Period”).  If the breach is cured or reasonable steps to correct the breach are taken within the Notice Period, this Agreement may not be terminated and except for any right to damages or other relief which the non-breaching Party may have as a result of such breach the rights and obligations of the Parties shall continue as if such breach had not occurred.

9.3
The termination of this Agreement for any reason shall neither release a Party hereto from any liability, obligation or agreement which, pursuant to any provisions of this Agreement, is to survive or be performed after such termination, nor release a Party hereto from liability existing at the date of termination, including without limitation, liability arising from any breach by or failure to perform its obligations by, a Party to this Agreement or to perform its then accrued and unfulfilled obligations.

10. INTELLECTUAL PROPERTY

10.1
Intellectual property rights of Developer created prior to this Agreement, (“Developer’s IP”) will be incorporated into and embedded in the Component.  Developer hereby grants to Customer a perpetual, worldwide, non-transferrable, non-exclusive, royalty-free license to possess and use Developer’s IP in unmodified form as embedded in the Components which have been purchased from Developer and incorporated by Customer into Products sold by Customer.  Except as expressly granted in this Agreement, Customer shall have no other rights in Developer’s IP.  For the avoidance of doubt, Developer reserves all rights to Developer’s IP not expressly granted to Customer under this Agreement.  Except to the extent that Developer is expressly prohibited by law from prohibiting Customer from doing so, and as otherwise granted to the Customer hereunder, Customer shall not modify, adapt, create derivative works, decompile, disassemble or otherwise reverse engineer all, or any part, of Developer’s IP. Customer covenants that it shall not, either during the Term of this Agreement or any time thereafter, directly or indirectly, contest, or assist any third party to contest, Developer’s ownership of all, or any part, of Developer’s IP.

10.2
Intellectual property rights of Developer created during the course of this Agreement, relating solely to electric vehicle drive controller electronics and related firmware, to satisfy the requirements set forth in Schedule “A” and in the form of the specific deliverables set forth in Schedule “A” (“Project IP”) will be incorporated into and embedded in the Component.  Developer hereby grants Customer sole ownership of Project IP and Customer hereby irrevocably grants to Developer a perpetual, worldwide, transferrable, non-exclusive, royalty-free license to possess, modify and use Project IP for commercial purposes.  Except as expressly granted in this Agreement, Developer shall have no other rights in Customer’s IP.  For the avoidance of doubt, Customer reserves all rights to Customer’s IP not expressly granted to Developer under this Agreement.

10.3
The parties acknowledge and agree that Customer shall retain the right to any and all applicable research and development tax credits with respect to the Product and any and all developments thereto under this Agreement.

11. FORCE MAJEURE

No Party will be responsible to any other for non-performance or delay in performance, or for damages, claims or losses relating thereto, resulting from causes beyond its control and which the Party could not have prevented by the exercise of due diligence (an “Event of Force Majeure”), including an act of God, an epidemic, lightning strike, fire, storm, earthquake, flood, explosion or other disaster, a labour relations disruption (including a strike, lock-out, illegal work stoppage, slowdown, boycott or other labour dispute), any law, regulation or order of any Governmental Authority, an act of war, mobilization, terrorist act, insurrection, riot or other civil disturbance, breakage or accident to machinery or to stoppage of machinery for necessary maintenance or repairs, bankruptcy or insolvency of a landlord, transportation disruption (including a freight embargo or a highway, railway or other delivery disruption), a shortage of water, power failure, computer failure and inability to obtain necessary labour or materials.  If any such delay occurs, any applicable time period will be automatically extended for a period equal to the time lost, provided that the Party whose performance is affected makes commercially reasonable efforts to perform in a timely manner and gives to the other Party prompt notice of any such delay.  For greater certainty, an Event of Force Majeure does not include such Party’s lack of funds.  The provisions of this Section do not preclude either Party from terminating this Agreement if the other Party is unable to meet its obligations hereunder for a period of more than ninety (90) consecutive days.

12. ASSIGNMENT

12.1	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable by any Party without the prior written consent of the other Party.

13. NOTICE

13.1
(a)Any notice, direction or other communication required or contemplated by any provision of this Agreement (a “Notice) will be in writing and given by personal delivery, by registered mail, by electronic mail transmission by overnight courier or by telecopier and addressed:

(i)	in the case of a Notice to Customer, at:

ELECTRIC TRACTOR CORP.,
59 Hunter Road, RR #3,
Niagara-on-the-Lake, ON, L0S 1J0,

Attention: Richard Zirger
E-mail: rzirger@cogeco.ca

(ii)	in the case of a Notice to Developer, at:

Clearpath Robotics Inc.
148 Manitou Dr. #101B
Kitchener, ON  N2J 1X2

Attention:  Matthew Rendall
Telecopier (Fax) No.:   888-374-0091
E-mail:   mrendall@clearpathrobotics.com

with a copy to, for information purposes only:

Miller Thomson LLP
295 Hagey Blvd., Ste. 300
Waterloo, ON  N2L 6R5

Attention:  Eric N. Schneider
Telecopier (Fax) No.:   519-743-2540
E-mail:   eschneider@millerthomson.com

(b)	Any Notice:

(i)
delivered before 4:30 p.m. local time on a Business Day will be deemed to have been received on the date of delivery and any Notice delivered after 4:30 p.m. local time on a Business Day or delivered on a day other than a Business Day, will be deemed to have been received on the next Business Day.

(ii)
mailed will be deemed to have been received seventy two (72) hours after the date it is postmarked, provided that if the day on which the Notice is deemed to have been received is not a Business Day, then the Notice will be deemed to have been received on the next Business Day.

(iii)
sent by telecopier before 4:30 p.m. local time on a Business Day will be deemed to have been received when the sender receives the answer back confirming receipt by the recipient, provided that any telecopy received after 4:30 p.m. local time on a Business Day or received on a day other than a Business Day will be deemed to have been received on the next Business Day.

(iv)	transmitted by electronic mail will be deemed to have been received upon the sender’s receipt of acknowledgement from the intended recipient.

(c)
If the Party sending the Notice knows or might reasonably be expected to know that, at the time of sending or within 72 hours thereafter, normal mail service has been disrupted, then the Notice may only be sent (or re-sent) by delivery, overnight courier, electronic mail transmission or telecopier.

(d)
Any Party may change its address for service, its fax number, its e-mail address, the name of the individual to the attention of whom a Notice is to be sent or the person to whom a copy of the Notice is to be sent, by written notice given to the other Parties in accordance with this Section 12.

14. RELATIONSHIP

14.1	The Parties agree that nothing contained in this Agreement shall be construed to make a Party the agent or representative of the other Party and neither Party shall so hold itself out.

15. ENUREMENT

15.1	This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

16. GOVERNING LAW AND ATTORNMENT

16.1	This Agreement shall be governed by and will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

16.2	Each Party irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or relating to this Agreement.

17. CURRENCY

17.1	All references in this Agreement to “dollars” or to “$” are deemed to be references to Canadian currency unless otherwise specifically indicated.

18. TIME OF THE ESSENCE

18.1	Time shall be of the essence of this Agreement.

19. SEVERABILITY

19.1
If any provision of this Agreement is determined to be invalid, illegal or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement, and the remaining provisions will remain in full force and effect.

20. AMENDMENT AND WAIVER

20.1
This Agreement may be amended only by written agreement signed by each Party hereto.  Any waiver of any provision of this Agreement will be effective only if it is in writing and signed by the Party to be bound thereby, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement will operate as a waiver of such right.  No single or partial exercise of any such right will preclude any further or other exercise of such right.

21. FURTHER ASSURANCES

21.1
Each Party agrees that upon the reasonable written request of the other Party, at any time, it will perform all acts and execute all documents as may be necessary or desirable to effect the purpose of this Agreement or to better evidence the transactions contemplated by this Agreement.

22. ENTIRE AGREEMENT

22.1
This Agreement and the Schedules referred to herein constitute the entire agreement between the Parties relating to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written.  There are no representations, warranties, conditions, covenants or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth herein.

23. COUNTERPARTS & ELECTRONIC EXECUTION

23.1
This Agreement (including any Schedule or revised Schedule hereto) may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.  This Agreement may be executed and delivered by electronic means and each of the Parties may rely on such electronic execution as though it were an original hand-written signature.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

SIGNED, SEALED AND DELIVERED	)	ELECTRIC TRACTOR CORP.
in the presence of	)	Per:
	)	/s/ Richard Zirger	l.s.
	)	Name: Richard Zirger
	)	Position: President
	)	I have authority to bind the Corporation.
)
	)	CLEARPATH ROBOTICS INC
	)	Per:
	)	/s/ Matthew Rendall
Name: Matthew Rendall
Position: President
I have authority to bind the Corporation.

  REVISED SCHEDULE “A”                        Revision Date: Feb. 22, 2013

DEVELOPMENT PLAN, SPECIFICATIONS AND DELIVERABLES

Development Plan

Phase 1: Design and Prototyping

1.1 Reverse Engineering and Product Definition - COMPLETE
- Review and document I/O on current model Electric Ox (Richard to deliver a unit to Clearpath at project start)
- Create a block diagram and product specification for Electric Ox 2012 Controller Unit
- Estimated 40-80 hrs @ $125/hr
- To start in April-May

1.2 Experimental Controller Units - "Bench Scale" (1-3 units)
- Clearpath to design and build an experimental controller based on Phase 1.1 specifications (See D1.1A and D1.1B below) to characterize performance and validate correct function in a controlled laboratory environment.
- Create revised Product Requirements Document and Engineering Specification for Electric Tractor management approval based on empirical results of bench test.
- Estimated 350-450  hrs @ $125/hr  + approx. $4,500 materials (direct cost). Possible total cost of  $61,650
- Target start/duration: April 2013 or sooner/4-6 month duration

Scope of Work Statement for Phase 1.2: Experimental Controller Units
1	Finalize concept design of controller and prepare a prototype test plan
2	Detail design of controller
3	Build of two (2) or three (3) experimental (proof of concept) controller units
4	Replacement of two (2) or three (3) controller units in tractors provided by ETC
5	Test plan development and execution of testing for two (2) or three (3) tractors at Clearpath
6	Demonstration to ETC at Clearpath
7	Detailed work plan update for next phase

Assumptions and Notes
1
Our current concept for the new controller makes use of commercially off the shelf components for the motor power amplification circuitry. If, upon a more detailed review, we determine that this off-the-shelf technology is not suitable (e.g. due to form factor or power characteristics) it may require that we design a custom amplifier to better suit the Electric Ox vehicle.  A customer amplifier will require additional engineering and prototype testing time to validate the custom design. It is worth noting that a custom amplifier has the potential benefit of a lower ongoing production cost. A gate will be defined in the project execution plan for making this decision and if necessary a mutually agreeable engineering change order (ECO) will be issued to accommodate this new design and development task.

2	All tractor freight and handling costs are responsibility of ETC
3
No other components in tractor control system require replacement.  If we identify other components beyond controller that require replacement, for example solenoids, switches, or indicators, we will notify you and these items will be billed separately upon your approval to proceed with the replacement.

4	No changes in safety requirements from old design
5	No certifications or regulatory testing is included
6	Experimental controllers will not be commissioned to end-users
7
Experimental controllers may not be fully environmentally hardened (e.g. not potted to facilitate possible re-work). We will select components and design the controller to enable environmental hardening.

8
Controller will be designed to replicate current tractor functionality. It will not be designed to replicate all existing DMC110 controller features (e.g. DMC110 includes more features than are used by the current tractors)

9
Specific requirements related to the implements expected to be used for the Electric Ox (2) tractor have not been defined.  Requirements for these implements that affect the controller must be defined early in the project.

10
ETC has the flexibility to increase the scope of this phases 1.1 project based on changes in business objectives and/or additional engineering service requirements for other aspects of the tractor.  All changes in scope will be dealt with as mutually agreeable Engineering Change Orders (ECOs).

Phase 2: Low Volume Production  - FUTURE PHASE

Note: Pricing subject to result/outcome of Phase 1.  Clearpath Robotics will present a proposal to Customer for evaluation and approval, to be appended to this contract as an addendum.

2.1 Pilot Scale Production (5-10 units) - FUTURE PHASE
- Build first production units to perform rigorous quality testing and failure mode analysis
- Pilot units will be integrated into up to 5 Customer-owned Electric Ox vehicles.
- Make design improvements based on experimental results.  Iterate design as required.
- Target start: Aug-Sep

2.2  Limited Availability Production Run (20-50 units)  - FUTURE PHASE
- DFx-approved design (procurement, test, manufacture)
- To be built and sold to existing Electric Ox clients for retrofit into existing Electric Ox vehicles
- Exact quantities to be set and authorized by Customer
- Target start: Nov

Specifications

To be refined as per Project Deliverable D1.2C.  Customer must authorize D1.2C prior to starting Phase II.

Deliverables

Project Deliverables		Status
D1.1A	Block Diagram for Electric Ox 2012 Controller Unit	COMPLETE
D1.1B	Functional Specification for Electric Ox 2012 Controller Unit	COMPLETE
D1.2A	2-3 Functioning Experimental Controllers for Integration into Functioning Electric Ox Vehicles, includes Vehicle Integration Services (the "Test Units").
D1.2B	Performance Acceptance Checklists for each of the Test Units
D1.2C	Updated Functional Specification for Electric Ox 2 Controller Unit
D2.1	Pilot Scale Controller Units (Quantity as set forth by Customer)
D2.2	Limited Availability Controller Units (Quantity as set forth by Customer)

ELECTRIC TRACTOR CORP.	CLEARPATH ROBOTICS
Per:	Per:

/s/ Richard Zirger	/s/ Matthew Rendall
Name: Richard Zirger	Name: Matt Rendall
Position: Chair	Position: President

Date:	Date:

REVISED SCHEDULE “B”Revision Date: Nov. 16, 2012

DEVELOPMENT COSTS AND CONTRACTUAL PAYMENTS

Development Costs

Phase 1	Rate	Time Estimate
Estimated Cost for 1.1 Reverse Engineering and Product Definition (COMPLETE)	$125/hr	94 hrs COMPLETE
Estimated Cost for 1.2 Experimental Controller Units Materials to be billed at cost plus 20%	$125/hr	350-450 hrs
Phase 2 - FUTURE PHASES	Rate	Time Estimate
Estimated Cost for 2.1 Pilot Scale Production	$125/hr	TBD
Estimated Cost for 2.2 Limited Availability	$125/hr	TBD

Notes

1) Price is in Canadian Dollars and does not include applicable taxes.

2) Clearpath Robotics not to exceed the maximum time estimates for each phase in the above table without express written permission by Customer.

Contractual Payments for Phase 1.2

$5,000 due NET10 on signing of revised Schedule A and Schedule B.  Accrued billable hours and material expenditures will be invoiced on a monthly basis, or in increments of $10,000, which occurs first.  Invoice balances will be due NET30.

ELECTRIC TRACTOR CORP.	CLEARPATH ROBOTICS
Per:	Per:

/s/ Richard Zirger	/s/ Matthew Rendall
Name: Richard Zirger	Name: Matt Rendall
Position: Chair	Position: President

Date:	Date: